ANGLO AMERICAN

05012570

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

2 November, 2005

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Director/PDMR x 3
- Butterfield Trust

Yours faithfully
For and on behalf of Anglo American plc

C Marshall
Company Secretarial Assistant
Encs - 20 copies

dw 11/16

AVS 269615
RNS 4859T

Anglo American plc ("the Company")

Directors' Interests

The Company announces that it was notified on 31 October 2005 by Mr D A Hathorn, an Executive Director of the Company, that on 31 October 2005 he exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company (the "Shares") under the Anglo American plc Rollover Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price
21,900	ZAR45.25	£16.53

The Company also announces that it was notified on 31 October 2005 by Mr S R Thompson, an Executive Director of the Company, that on 31 October 2005 he exercised options to acquire Shares under the Anglo American plc Executive Share Option Scheme as follows:

Number of Share Options	Option Strike Price
18,000	£7.655
32,000	£10.025
32,000	£11.50
4,300	£6.975

Of the 86,300 Shares Mr Thompson acquired, 34,290 were retained as a beneficial interest in the Company with the remaining 52,010 Shares sold at £16.50 per share to satisfy the option exercise costs.

N Jordan
Company Secretary
1 November 2005

AVS 269615
RNS 4859T

Anglo American plc ("the Company")

Directors' Interests

The Company announces that it was notified on 31 October 2005 by Mr D A Hathorn, an Executive Director of the Company, that on 31 October 2005 he exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company (the "Shares") under the Anglo American plc Rollover Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price
21,900	ZAR45.25	£16.53

The Company also announces that it was notified on 31 October 2005 by Mr S R Thompson, an Executive Director of the Company, that on 31 October 2005 he exercised options to acquire Shares under the Anglo American plc Executive Share Option Scheme as follows:

Number of Share Options	Option Strike Price
18,000	£7.655
32,000	£10.025
32,000	£11.50
4,300	£6.975

Of the 86,300 Shares Mr Thompson acquired, 34,290 were retained as a beneficial interest in the Company with the remaining 52,010 Shares sold at £16.50 per share to satisfy the option exercise costs.

N Jordan
Company Secretary
1 November 2005

AVS 269615
RNS 4859T

Anglo American plc ("the Company")

Directors' Interests

The Company announces that it was notified on 31 October 2005 by Mr D A Hathorn, an Executive Director of the Company, that on 31 October 2005 he exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company (the "Shares") under the Anglo American plc Rollover Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price
21,900	ZAR45.25	£16.53

The Company also announces that it was notified on 31 October 2005 by Mr S R Thompson, an Executive Director of the Company, that on 31 October 2005 he exercised options to acquire Shares under the Anglo American plc Executive Share Option Scheme as follows:

Number of Share Options	Option Strike Price
18,000	£7.655
32,000	£10.025
32,000	£11.50
4,300	£6.975

Of the 86,300 Shares Mr Thompson acquired, 34,290 were retained as a beneficial interest in the Company with the remaining 52,010 Shares sold at £16.50 per share to satisfy the option exercise costs.

N Jordan
Company Secretary
1 November 2005

AVS 269615
RNS 4859T

Anglo American plc ("the Company")

Directors' Interests

The Company announces that it was notified on 31 October 2005 by Mr D A Hathorn, an Executive Director of the Company, that on 31 October 2005 he exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company (the "Shares") under the Anglo American plc Rollover Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price
21,900	ZAR45.25	£16.53

The Company also announces that it was notified on 31 October 2005 by Mr S R Thompson, an Executive Director of the Company, that on 31 October 2005 he exercised options to acquire Shares under the Anglo American plc Executive Share Option Scheme as follows:

Number of Share Options	Option Strike Price
18,000	£7.655
32,000	£10.025
32,000	£11.50
4,300	£6.975

Of the 86,300 Shares Mr Thompson acquired, 34,290 were retained as a beneficial interest in the Company with the remaining 52,010 Shares sold at £16.50 per share to satisfy the option exercise costs.

N Jordan
Company Secretary
1 November 2005

AVS 269615
RNS 4859T

Anglo American plc ("the Company")

Directors' Interests

The Company announces that it was notified on 31 October 2005 by Mr D A Hathorn, an Executive Director of the Company, that on 31 October 2005 he exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company (the "Shares") under the Anglo American plc Rollover Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price
21,900	ZAR45.25	£16.53

The Company also announces that it was notified on 31 October 2005 by Mr S R Thompson, an Executive Director of the Company, that on 31 October 2005 he exercised options to acquire Shares under the Anglo American plc Executive Share Option Scheme as follows:

Number of Share Options	Option Strike Price
18,000	£7.655
32,000	£10.025
32,000	£11.50
4,300	£6.975

Of the 86,300 Shares Mr Thompson acquired, 34,290 were retained as a beneficial interest in the Company with the remaining 52,010 Shares sold at £16.50 per share to satisfy the option exercise costs.

N Jordan
Company Secretary
1 November 2005

AVS 243894
RNS 4008T

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that it was notified on 28 October 2005 by Mr R Havenstein, a Person Discharging Managerial Responsibility of the Company, that on 28 October 2005 he exercised options to acquire and immediately sold, ordinary shares of ZAR0.10 each in the capital of a subsidiary of the Company, Anglo Platinum Limited (the "Subsidiary") as follows:

Number of share options	Option Strike Price	Share sale Price
10,000	ZAR236.43	ZAR423.99

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary

AVS 243894
RNS 4008T

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that it was notified on 28 October 2005 by Mr R Havenstein, a Person Discharging Managerial Responsibility of the Company, that on 28 October 2005 he exercised options to acquire and immediately sold, ordinary shares of ZAR0.10 each in the capital of a subsidiary of the Company, Anglo Platinum Limited (the "Subsidiary") as follows:

Number of share options	Option Strike Price	Share sale Price
10,000	ZAR236.43	ZAR423.99

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary

AVS 243894
RNS 4008T

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that it was notified on 28 October 2005 by Mr R Havenstein, a Person Discharging Managerial Responsibility of the Company, that on 28 October 2005 he exercised options to acquire and immediately sold, ordinary shares of ZAR0.10 each in the capital of a subsidiary of the Company, Anglo Platinum Limited (the "Subsidiary") as follows:

Number of share options	Option Strike Price	Share sale Price
10,000	ZAR236.43	ZAR423.99

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary

AVS 243894
RNS 4008T

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that it was notified on 28 October 2005 by Mr R Havenstein, a Person Discharging Managerial Responsibility of the Company, that on 28 October 2005 he exercised options to acquire and immediately sold, ordinary shares of ZAR0.10 each in the capital of a subsidiary of the Company, Anglo Platinum Limited (the "Subsidiary") as follows:

Number of share options	Option Strike Price	Share sale Price
10,000	ZAR236.43	ZAR423.99

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary

AVS 243894
RNS 4008T

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that it was notified on 28 October 2005 by Mr R Havenstein, a Person Discharging Managerial Responsibility of the Company, that on 28 October 2005 he exercised options to acquire and immediately sold, ordinary shares of ZAR0.10 each in the capital of a subsidiary of the Company, Anglo Platinum Limited (the "Subsidiary") as follows:

Number of share options	Option Strike Price	Share sale Price
10,000	ZAR236.43	ZAR423.99

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary

AVS 293934
RNS 4145T

Anglo American plc ("the Company")

Directors' Interests

The Company announces that it was notified on 28 October 2005 by Mr A E Redman, a Person Discharging Managerial Responsibility of the Company, that on 28 October 2005 he exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company under the Anglo American plc Rollover Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price
10,000	ZAR51.25	£16.31

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
31 October 2005

AVS 293934
RNS 4145T

Anglo American plc ("the Company")

Directors' Interests

The Company announces that it was notified on 28 October 2005 by Mr A E Redman, a Person Discharging Managerial Responsibility of the Company, that on 28 October 2005 he exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company under the Anglo American plc Rollover Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price
10,000	ZAR51.25	£16.31

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
31 October 2005

ARS 293934
RNS 4145T

Anglo American plc ("the Company")

Directors' Interests

The Company announces that it was notified on 28 October 2005 by Mr A E Redman, a Person Discharging Managerial Responsibility of the Company, that on 28 October 2005 he exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company under the Anglo American plc Rollover Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price
10,000	ZAR51.25	£16.31

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
31 October 2005

AVS 293934
RNS 4145T

Anglo American plc ("the Company")

Directors' Interests

The Company announces that it was notified on 28 October 2005 by Mr A E Redman, a Person Discharging Managerial Responsibility of the Company, that on 28 October 2005 he exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company under the Anglo American plc Rollover Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price
10,000	ZAR51.25	£16.31

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
31 October 2005

AvS 293934
RNS 4145T

Anglo American plc ("the Company")

Directors' Interests

The Company announces that it was notified on 28 October 2005 by Mr A E Redman, a Person Discharging Managerial Responsibility of the Company, that on 28 October 2005 he exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company under the Anglo American plc Rollover Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price
10,000	ZAR51.25	£16.31

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
31 October 2005

ANGLO AMERICAN plc (the "Company") AVS 702136 RNS 4153T

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 40,698,761 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
24 October 2005	-
25 October 2005	7,505
26 October 2005	72,036
27 October 2005	97,884
28 October 2005	62,400

The Company was advised of these transactions on 28 October 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman*
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

*Mr A E Redman (a PDMR) was connected with a transaction that took place on 28 October 2005 in respect of 10,000 Ordinary Shares, which was the subject of a separate announcement earlier today by the Company.

Issued

N Jordan
Company Secretary
31 October 2005

ANGLO AMERICAN plc (the "Company") AVS 702136
RNS 4153T

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 40,698,761 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
24 October 2005	-
25 October 2005	7,505
26 October 2005	72,036
27 October 2005	97,884
28 October 2005	62,400

The Company was advised of these transactions on 28 October 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman*
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

*Mr A E Redman (a PDMR) was connected with a transaction that took place on 28 October 2005 in respect of 10,000 Ordinary Shares, which was the subject of a separate announcement earlier today by the Company.

Issued

N Jordan
Company Secretary
31 October 2005

ANGLO AMERICAN plc (the "Company") AVS 702136
RNS 4153T

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 40,698,761 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
24 October 2005	-
25 October 2005	7,505
26 October 2005	72,036
27 October 2005	97,884
28 October 2005	62,400

The Company was advised of these transactions on 28 October 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman*
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

*Mr A E Redman (a PDMR) was connected with a transaction that took place on 28 October 2005 in respect of 10,000 Ordinary Shares, which was the subject of a separate announcement earlier today by the Company.

N Jordan Issued
Company Secretary
31 October 2005

ANGLO AMERICAN plc (the "Company") AVS 702136 RNS 4153T

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 40,698,761 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
24 October 2005	-
25 October 2005	7,505
26 October 2005	72,036
27 October 2005	97,884
28 October 2005	62,400

The Company was advised of these transactions on 28 October 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman*
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

*Mr A E Redman (a PDMR) was connected with a transaction that took place on 28 October 2005 in respect of 10,000 Ordinary Shares, which was the subject of a separate announcement earlier today by the Company.

N Jordan
Company Secretary
31 October 2005

Issued

ANGLO AMERICAN plc (the "Company") AVS 702136
RNS 4153T

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 40,698,761 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
24 October 2005	-
25 October 2005	7,505
26 October 2005	72,036
27 October 2005	97,884
28 October 2005	62,400

The Company was advised of these transactions on 28 October 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman*
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

*Mr A E Redman (a PDMR) was connected with a transaction that took place on 28 October 2005 in respect of 10,000 Ordinary Shares, which was the subject of a separate announcement earlier today by the Company.

issued

N Jordan
Company Secretary
31 October 2005